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                             September 2, 2022

       Gregg Piontek
       Senior Vice President and Chief Financial Officer
       Newpark Resources, Inc.
       9320 Lakeside Boulevard, Suite 100
       The Woodlands, Texas 77381

                                                        Re: Newpark Resources,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 25,
2022
                                                            Form 10-Q for the
Quarterly Period Ended June 30, 2022
                                                            Filed August 3,
2022
                                                            File No. 001-02960

       Dear Mr. Piontek:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 1A. Risk Factors, page 8

   1. Tell us how management considered including a risk factor addressing inflation and the impact that higher
interest rates and increased costs will have on interest expense, materials and other
aspects of your business operations that may be materially impacted by inflation.
       Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations,
       page 21

   2. You disclose in your August 2022 investor presentation that you are reshaping your balance sheet to
support growth plans. Please discuss and analyze your financial condition and changes
in your financial condition, and to the extent applicable, the impact
 Gregg Piontek
Newpark Resources, Inc.
September 2, 2022
Page 2
         of inflation. Also discuss material events and uncertainties, including any changes
         expected to result from your    reshaping    efforts, that may impact
your future financial
         condition. Refer to Item 303(a) of Regulation S-K.
Form 10-Q for the Quarterly Period Ended June 30, 2022

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating Segment Results, page 21

3. You disclose that inflationary pressures are negatively impacting your segment's operating income. Your discussion and analysis of segment cost of revenues is limited to the context of operating income, which does not address your cost of revenues directly. Please discuss and analyze cost of revenues, quantify the effect that inflation had on cost of revenues and discuss changes in the significant components of cost of revenues that caused cost of revenues to materially vary between periods.
Liquidity and Capital Resources, page 27

4. You disclose that substantially all your $20.2 million of cash on hand at June 30, 2022 resides in your international subsidiaries. Subject to maintaining sufficient cash requirements to support the strategic objectives of these international subsidiaries and complying with applicable exchange or cash controls, you expect to continue to repatriate available cash from these international subsidiaries. In addition, you had net cash outflows from operations in 2021 and the six months ended June 30, 2022 in comparison to net cash inflows from operations in 2020 and 2019. Please disclose the impact on your liquidity of having substantially all of your cash in international subsidiaries, how much cash you expect to repatriate. the tax impact of any repatriation and any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in liquidity increasing or decreasing in any material way.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Gus Rodriguez,
Branch Chief at (202) 551-3752 with any questions.



FirstName LastNameGregg Piontek                                Sincerely,
Comapany NameNewpark Resources, Inc.
                                                               Division of
Corporation Finance
September 2, 2022 Page 2                                       Office of Energy
& Transportation
FirstName LastName